

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Edward T. Gallivan, JR.
Chief Financial Officer
FS Credit Real Estate Income Trust, Inc.
201 Rouse Boulevard
Philadelphia, Pennsylvania 19112

> **Re: FS Credit Real Estate Income Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 000-56163**

Dear Mr. Gallivan, JR.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction